Morrison Warren Partner	Chapman and Cutler llp 320 South Canal Street, 27th Floor Chicago, Illinois 60606 (312) 845-3484 warren@chapman.com

January 15, 2026

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust

 File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 17, 2025 (the “Registration Statement”). The Registration Statement relates to Roundhill Box Spread ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Fund acknowledges the Staff’s comment.

Comment 2 – Investment Objective

The prospectus states that “[t]he Fund’s investment objective is to seek capital appreciation.” Please supplementally explain how capital appreciation as an investment objective is consistent with the Box Spread investment strategy.

Response to Comment 2

The Adviser expects to profit from a Box Spread transaction by capturing the difference between the price paid for the Box Spread and its expiration value, minus any transaction costs associated with the options trades. The Adviser believes that the Fund’s options trading strategy will contribute to the Fund’s objective of capital appreciation.

Comment 3 – Principal Investment Strategies

The fourth paragraph of the section entitled “Principal Investment Strategies,” states the following:

The Fund’s expected profit from a Box Spread transaction equals approximately the difference between the price paid for the Box Spread and its expiration value minus any transaction costs associated with the options trades.

Please supplementally explain, and disclose as appropriate, whether this generally means that the profit from the Box Spread is derived from any premiums received by the Fund for writing options.

Response to Comment 3

The profit from a Box Spread is primarily determined by the difference between the strike prices used in the options strategy, but takes into account the net cost to establish the spread. This includes both premiums paid and received for the options involved, as well as any transaction costs. While premiums received for writing options are part of the calculation, the profit is not solely derived from those premiums; rather, it is the result of the relationship between the strike prices and the total net cost of entering the Box Spread.

Comment 4 – Principal Investment Strategies

Please supplementally explain whether the Fund will construct a Box Spread for a given position using the same type of options (i.e., exchange-traded options or FLEX options) for the entire “box” or if the Fund may use a combination of different types of options.

Response to Comment 4

The Fund may construct a Box Spread using either the same type of options (such as all exchange-traded options or all FLEX options) for the entire position, or it may use a combination of different types of options, depending on market conditions, liquidity, and the Fund’s investment objectives. The choice of option types will be based on the Fund’s assessment of which instruments best achieve the desired risk and return profile for the Box Spread strategy.

Comment 5 – Principal Investment Strategies

The sixth paragraph of the section entitled “Principal Investment Strategies” states that the Fund can “reliably” capture an intended payoff. Because the word “reliably” may imply a guarantee, please replace or remove it and use a word or phrase that does not suggest a guaranteed outcome.

Response to Comment 5

The referenced disclosure has been revised in accordance with the Staff’s comment.

Comment 6 – Principal Investment Strategies

Please disclose the expiration periods for the FLEX options, indicating whether they are daily, weekly, monthly, or follow another schedule.

Response to Comment 6

The Registrant intends to gain exposure to FLEX Options with varying maturities. For clarification, the Registrant has updated “Box Spread Portfolio Layering” of the “Principal Investment Strategies” section as follows:

The Fund expects to regularly buy, hold, and sell several Box Spreads. To gain exposure to the forward rate implied by Box Spreads with varying maturities, the Fund may buy and sell Box Spreads with either longer or shorter periods to expiration. The Fund’s Box Spread positions will generally have maturities ranging from one to six months at the time they are established.

Comment 7 – Principal Investment Strategies

The last paragraph of the section entitled “Principal Investment Strategies” states the following:

The Fund intends to use options on diversified securities, such as broad-based indexes and ETFs, for substantially all of the Fund’s holdings. However, the Fund has the ability to invest in other types of securities if the Adviser determines such an investment is to the benefit of the Fund and its shareholders.

Please describe with specificity any securities, other than options and cash collateral, that may be held as part of the Fund’s “Principal investment Strategies,” if applicable. Alternatively, please consider moving the discussion of “other types of securities” to after the discussion of “Box Spread Portfolio Layering.”

Response to Comment 7

The Registrant has deleted the reference to “other types of securities” from the “Principal Investment Strategy” section. Please refer to the Registrant’s response to Comment 7 for the revised disclosure.

Comment 8 – Principal Investment Strategies

Please explain supplementally whether the Fund will have significant exposure to any single issuer. If so, the Staff may have additional comments.

Response to Comment 8

The Fund intends to use options primarily on SPDR® S&P 500® ETF Trust and Invesco QQQ TrustSM, Series 1. However, the Fund may also purchase or sell Box Spreads using exchange-listed option contracts on other ETFs. The Registrant has updated the Fund’s “Principal Investment Strategies” section accordingly.

Comment 9 – Principal Investment Strategies

Under “Box Spread Portfolio Layering” in the section entitled “Principal Investment Strategies,” it states the following:

The Fund also has the ability to trade portions of its Box Spreads prior to the expiration date...

Please confirm, or explain supplementally, whether the Fund will maintain each Box Spread it creates in its entirety, or if the Fund has the ability to trade portions of a Box Spread. If the Fund is able to trade portions of a Box Spread, please explain the potential implications of trading out of positions within the “box.”

Response to Comment 9

The Fund expects to maintain Box Spread positions for the duration of each option’s term; however, in certain cases, such as redemptions in-kind, it may be necessary for the Fund to trade portions of a Box Spread.

Comment 10 – Principal Investment Strategies

Under “Box Spread Portfolio Layering” in the section entitled “Principal Investment Strategies,” please add additional disclosure to explicitly state that the commissions charged to implement the four options trades necessary to establish a Box Spread may have a material impact on the Fund’s return.

Response to Comment 10

The “Principal Investment Strategies” section has been updated in accordance with the Staff’s comment.

Comment 11 – Principal investment Strategies and Additional Information About the Fund’s Principal investment Strategies

Please consider updating the section entitled “Principal Investment Strategies” to include a cross-reference to the Box Spread chart provided in the section entitled “Additional Information about the Fund’s Principal Investment Strategies.”

Response to Comment 11

The “Principal Investment Strategies” section has been updated to include reference to the Box Spread Chart.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Walter Draney, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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